UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  California Amplifier, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  129900106


  (Date of Event Which Requires Filing of this Statement)

                     November 30, 2000

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 129900106

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Kern Capital Management, LLC
          13-3958232

2.  Check the Appropriate Box if a Member of a Group

          a.
          b.

3.  SEC Use Only


4.  Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

          1,378,800

6.  Shared Voting Power:



7.  Sole Dispositive Power:

          1,378,800

8.  Shared Dispositive Power:



9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          1,378,800

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares





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


11. Percent of Class Represented by Amount in Row (9)

          10.2%

12. Type of Reporting Person

          IA

CUSIP Number: 129900106

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Robert E. Kern Jr.


2.  Check the Appropriate Box if a Member of a Group

          a.
          b.

3.  SEC Use Only


4.  Citizenship or Place of Organization

          USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

          1,378,800 (See Schedule Item 4 incorporated by reference)

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

          1,378,800 (See Schedule Item 4 incorporated by reference)

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          1,378,800 (See Schedule Item 4 incorporated by reference)

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          10.2%

12. Type of Reporting Person

          IN

CUSIP Number: 129900106

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          David G. Kern


2.  Check the Appropriate Box if a Member of a Group

          a.
          b.

3.  SEC Use Only


4.  Citizenship or Place of Organization

          USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

          1,378,800 (See Schedule Item 4 incorporated by reference)

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

          1,378,800 (See Schedule Item 4 incorporated by reference)

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          1,378,800 (See Schedule Item 4 incorporated by reference)

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          10.2%

12. Type of Reporting Person

          IN

Item 1(a) Name of Issuer:  California Amplifier, Inc.

      (b) Address of Issuer's Principal Executive Offices:

          460 Calle San Pablo
          Caarillo, California 93012

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Kern Capital Management, LLC ("KCM")
          Robert E. Kern Jr. (R. Kern)
          David G. Kern (D. Kern)
          114 West 47th Street
          Suite 1926
          New York, New York 10036

          Kern Capital Management, LLC - Delaware limited liability company

          R. Kern and D. Kern are both citizens of the United States of America

    (d)   Title of Class of Securities:  Common Stock


    (e)   CUSIP Number:  129900106

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) /X/ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee



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


             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. / /

 Item 4. Ownership.

         (a) Amount Beneficially Owned: 1,378,800 shares beneficially owned by Kern Capital Management, LLC, 1,378,800 by R. Kern and 1,378,800 by D.
             Kern

         (b) Percent of Class:  10.2% by Kern Capital
             Management, LLC, 10.2% by R. Kern and 10.2% by
             D. Kern

         (c) Kern Capital Management, LLC: 0 shares with shared power to vote or to direct the vote; 1,378,800 shares with sole power to vote or to direct the vote; 0 shares with shared power to dispose or to direct the disposition of; 1,378,800 shares with the sole power to dispose or to direct the disposition of

             R. Kern: 1,378,800 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 1,378,800 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

             D. Kern: 1,378,800 shares with shared power to vote or to direct the vote; 0 shares with sole



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


             power to vote or to direct the vote; 1,378,800 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

             R. Kern and D. Kern as controlling members of KCM may be deemed the beneficial owner of the securities of the company owned by KCM as of November 30, 2000 in that they might be deemed to share the power to direct the voting or disposition of the securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that either R. Kern or D. Kern is, for any purpose, the beneficial owner of any such securities to which this Schedule relates, and such beneficial ownership is expressly denied.


Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A








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



Item 10.

    Certification for Rule 13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    KERN CAPITAL MANAGEMENT, LLC

      By:  /s/ John J. Crimmins
          _________________________
          John J. Crimmins
          Senior Vice President
          Chief Financial & Operations Officer


          /s/ Robert E. Kern Jr.
          ____________________________
          Robert E. Kern Jr.



          /s/ David G. Kern
          ____________________________
          David G. Kern


    December 4, 2000
    __________________
    Date










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


       AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G



         The undersigned agree that this Schedule 13G dated

December 4, 2000 relating to the Common Stock of California

Amplifier, Inc. shall be filed on behalf of the undersigned.


                             KERN CAPITAL MANAGEMENT, LLC

                             By:   /s/ John J. Crimmins
                                  _______________________________
                                  John J. Crimmins
                                  Senior Vice President
                                  Chief Financial &
                                  Operations Officer


                                   /s/ Robert E. Kern Jr.
                                  ____________________________
                                  Robert E. Kern Jr.


                                  /s/ David G. Kern
                                 _______________________________
                                  David G. Kern






















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